UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

 Under the Securities Exchange Act of 1934

The Grilled Cheese Truck, Inc.

 (Name of Issuer)

COMMON SHARES

 (Title of Class of Securities)

39850T105

 (CUSIP Number)

Robert O. Mayer

21 East Omaha St.

Rapid City, SD 57701

(760) 275-5143

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

July 22, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 39850T105

1. NAME OF REPORTING PERSON

SoDak Offerings IV, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 2,859,130[1]
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 2,859,130

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,859,130

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.85% [2]

14. TYPE OF REPORTING PERSON

OO

[1] Consists of 1,659,130 shares of the common stock (the “Common Stock”) of the Grilled Cheese Truck, Inc. (the “Issuer”) and a warrant to purchase up to 1,200,000 shares of Common Stock of the Issuer exercisable immediately until May 29, 2017, all of which are owned directly by SoDak Offerings IV, LLC (“SoDak IV”).

[2] The percentages reported in this Schedule 13D/A are based upon 18,037,158 shares of Common Stock outstanding as of November 17, 2014 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 19, 2014).

2

CUSIP NO. 39850T105

1. NAME OF REPORTING PERSON

SoDak Offerings, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 2,002,169[3]
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 2,002,169

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,002,169

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.10%

14. TYPE OF REPORTING PERSON

OO

[3] Consists of 1,402,169 shares of Common Stock of the Issuer, a warrant to purchase up to 475,000 shares of Common Stock of the Issuer exercisable immediately until September 30, 2015 and a warrant to purchase up to 125,000 shares of Common Stock of the Issuer exercisable immediately until April 16, 2016, all of which are owned directly by SoDak Offerings, LLC (“SoDak I”).

3

CUSIP NO. 39850T105

1. NAME OF REPORTING PERSON

Roland W. Gentner

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF, PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 4,940,842[4]
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 4,940,842

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,940,842

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.39%

14. TYPE OF REPORTING PERSON

IN

[4] Consists of (1) 1,659,130 shares of Common Stock of the Issuer and a warrant to purchase up to 1,200,000 shares of Common Stock of the Issuer exercisable immediately until May 29, 2017, held by SoDak IV; (2) 1,402,169 shares of Common Stock of the Issuer, a warrant to purchase up to 475,000 shares of Common Stock of the Issuer exercisable immediately until September 30, 2015 and a warrant to purchase up to 125,000 shares of Common Stock of the Issuer exercisable immediately until April 16, 2016, held by SoDak I; and (3) 79,543 shares of Common Stock of the Issuer owned by Roland W. Gentner & Cynthia L. Gentner JTWROS, as to which Mr. Gentner holds shared voting and dispositive power. Mr. Gentner is the manager of SoDak I and SoDak IV and has shared voting and disposition power over the securities beneficially owned by SoDak I and SoDak IV. Mr. Gentner disclaims beneficial ownership for the 2,027,169 shares beneficially owned by SoDak I and the 2,859,130 shares beneficially owned by SoDak IV (both inclusive of shares underlying warrants beneficially owned by each entity), except to the extent of any pecuniary interest that he holds therein.

4

CUSIP NO. 39850T105

1. NAME OF REPORTING PERSON

Robert O. Mayer

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒

(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF, PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 331,806[5]
8. SHARED VOTING POWER 4,861,299[6]
9. SOLE DISPOSITIVE POWER 331,806
10. SHARED DISPOSITIVE POWER 4,861,299

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,193,105[7]

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.79%

14. TYPE OF REPORTING PERSON

IN

[5] Consists of 252,353 shares of Common Stock of the Issuer held by R3 Trading Partners, LLC (“R3 Trading”). Mr. Mayer is the manager of R3 Trading and has sole voting and dispositive power over shares of the Issuer held by R3 Trading. Also includes 79,453 shares held by Mr. Mayer as an individual.

[6] Consists of 1,659,130 shares of Common Stock of the Issuer and a warrant (the “SoDak IV Warrant”) to purchase up to 1,200,000 shares of Common Stock of the Issuer exercisable immediately until May 29, 2017, beneficially owned by SoDak IV. Mr. Mayer is the investment manager of SoDak IV and has shared voting and disposition power over the securities beneficially owned by SoDak IV. Mr. Mayer disclaims beneficial ownership for the 2,859,130 shares (which includes 1,200,000 shares underlying the SoDak IV Warrant) beneficially owned by SoDak IV, except to the extent of any pecuniary interest he has therein. Also consists of 1,402,169 shares of Common Stock of the Issuer, a warrant to purchase up to 475,000 shares of Common Stock of the Issuer exercisable immediately until September 30, 2015 and a warrant to purchase up to 125,000 shares of Common Stock of the Issuer exercisable immediately until April 16, 2016 (collectively the “SoDak I Warrant”), held by SoDak I. Mr. Mayer is the investment manager of SoDak I and has shared voting and disposition power over the securities beneficially owned by SoDak I. Mr. Mayer disclaims beneficial ownership for the 2,027,169 shares (which includes 600,000 shares underlying the SoDak I Warrant) beneficially owned held by SoDak I, except to the extent of any pecuniary interest he has therein.

[7] Consists of the shares described in footnotes 5 and 6.

5

CUSIP NO. 39850T105

Item 1. Security and Issuer

This statement relates to the shares of common stock and rights to purchase common stock, par value $0.001 per share of The Grilled Cheese Truck, Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer is 151 North Nob Hill Road, Suite 321, Fort Lauderdale, Florida 33324.

Item 2. Identity and Background

(a) This statement is filed jointly by SoDak Offerings IV, LLC, a South Dakota limited liability company (“SoDak IV”), SoDak Offerings, LLC, a South Dakota limited liability company (“SoDak I”), Roland W. Gentner (“Mr. Gentner”), an individual, and Robert O. Mayer (“Mr. Mayer”), an individual (collectively with SoDak IV, SoDak I, Mr. Gentner and Mr. Mayer, the “Reporting Persons” each a “Reporting Person”).  SoDak I and SoDak IV’s principal business is to invest in private businesses, small-cap, and public emerging growth companies. Its principal place of business is located at 21 East Omaha St., Rapid City, South Dakota 57701.

(b) The business address of the Reporting Persons is 3790 Via de la Valle, Suite 103E, Del Mar, California 92014.

(c) Mr. Mayer’s principal occupation is investment manager of SoDak I and SoDak IV. SoDak I and SoDak IV’s principal business is investments and its principal office is located at 21 East Omaha St., Rapid City, South Dakota 57701. Mr. Gentner’s principal occupation is manager of Nevada Milling and Mining, LLC, a South Dakota limited liability company (“Nevada Milling”). Nevada Milling is in the mining business and its principal office is located at 516 5th Street, Rapid City, SD 57701-2703. Mr. Gentner is also the manager of SoDak I and SoDak IV and as such, shares voting and dispositive power over the Shares owned by SoDak I and SoDak IV with Mr. Mayer.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gentner and Mr. Mayer are both citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The securities purchased by SoDak IV were purchased with working capital in the Issuer’s private placement of units for $1.25 per unit (the “Unit”) which closed on May 29, 2014. Each Unit consisted of: (i) one share of the Issuer’s common stock (a “Share”) and a warrant to purchase one share of the Issuer’s common stock (“Warrant Share”), at an exercise price of $2.50 per Warrant Share that is exercisable until May 29, 2017 (the “Offering”). SoDak IV invested $1,500,000 in the Offering, and in exchange, received an aggregate of 1,200,000 Shares and 1,200,000 Warrant Shares, which SoDak IV beneficially and directly owns. On June 30, 2014, SoDak IV provided the Issuer with line of credit services in exchange for a payment of an aggregate of 459,130 Shares.

On July 10, 2014, GCT TX, LLC, a Texas limited liability company (“GCT”), approved the distribution of assets owned by GCT, including shares of Issuer’s common stock and warrants to purchase the Issuer’s common stock, to all of its members for no consideration. SoDak I is a member of GCT, and as a result of this distribution of assets, SoDak I acquired an aggregate of 452,169 Shares of the Issuer and a warrant to purchase up to 125,000 Shares at an exercise price of $2.00 per Warrant Share, which is immediately exercisable until April 16, 2016.

On July 22, 2014, QSR Investments, LLC, a Nevada limited liability company (“QSR”) approved the distribution of assets owned by QSR, including shares of Issuer’s common stock and warrants to purchase the Issuer’s common stock, to all of its members for no consideration. SoDak I is a member of QSR, and as a result of this distribution of assets, SoDak I acquired an aggregate of 950,000 Shares and a warrant to purchase up to 475,000 Shares at an exercise price of $2.00 per Warrant Share, which is immediately exercisable until September 30, 2015.

6

Mr. Mayer and Mr. Gentner invested approximated $25,000 each in personal funds in the Issuer’s bridge financing closed on July 9, 2012 and were issued 12% Secured Convertible Notes (the “Bridge Loan Notes”). Upon conversion of their Bridge Loan Notes on June 1, 2013, Mr. Mayer and Mr. Gentner were each issued 79,543 Shares which are directly held and beneficially owned by them as individuals.

Mr. Mayer is the sole manager of R3 Trading Partners, LLC, a South Dakota limited liability company (“R3 Trading”) and holds sole voting and dispositive control over R3 Trading’s securities. R3 Trading was issued 202,353 Shares in connection with the conversion of a promissory note, dated October 23, 2013, issued by the Issuer to R3 Trading in exchange for R3 Trading’s $100,000 loan to the Issuer. R3 Trading also entered into a Purchase Agreement with Chord Advisors, Inc. on December 27, 2013, in which R3 Trading purchased 50,000 Shares held by Chord Advisors, Inc. for cash consideration in the aggregate amount of $25,000.

Item 4. Purpose of Transaction

The shares of Common Stock covered by this Schedule 13D/A were acquired by the Reporting Persons for investment purposes in the ordinary course of business.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth herein, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of Shares owned by each Reporting Person is based upon 18,037,158 Shares outstanding, which is the total number of Shares outstanding as of November 17, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 19, 2014.

7

I. SoDak IV

(a) SoDak IV is the beneficial owner of 2,859,130 Shares of the Issuer, representing approximately 15.85% of the outstanding shares of Common Stock of the Issuer.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 2,859,130

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 2,859,130

(c) The transactions in the Shares by SoDak IV during the past sixty days of the date of the Event, if any, are set forth in Schedule A and are incorporated herein by reference.

II. SoDak I

(a) SoDak I is the beneficial owner of 2,002,169 Shares of the Issuer, representing approximately 11.10% of the outstanding shares of Common Stock of the Issuer.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 2,002,169

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 2,002,169

(c) The transactions in the Shares by SoDak I during the past sixty days of the date of the Event, if any, are set forth in Schedule A and are incorporated herein by reference.

III. Mr. Gentner

(a) Mr. Gentner is the beneficial owner of 4,940,842 Shares of the Issuer, representing approximately 27.39% of the outstanding shares of Common Stock of the Issuer.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 4,940,842

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 4,940,842

(c) The transactions in the Shares by Mr. Gentner and on behalf of SoDak IV and SoDak I during the past sixty days, if any, are set forth in Schedule A and are incorporated herein by reference.

IV. Mr. Mayer

(a) Mr. Mayer is the beneficial owner of 5,193,105 Shares of the Issuer, representing approximately 28.79% of the outstanding shares of Common Stock of the Issuer.

(b) 1. Sole power to vote or direct vote: 331,806

2. Shared power to vote or direct vote: 4,861,299

3. Sole power to dispose or direct the disposition: 331,806

4. Shared power to dispose or direct the disposition: 4,861,299

(c) The transactions in the Shares by Mr. Mayer and on behalf of SoDak IV and SoDak I during the past sixty days, if any, are set forth in Schedule A and are incorporated herein by reference.

(d) Except for the 79,543 Shares held in the name of Roland W. Gentner & Cynthia L. Gentner JTWROS, in which Ms. Cynthia Gentner shares voting and dispositive power with Mr. Gentner, to the knowledge of the Reporting Persons, no other person, other than the Reporting Persons, Mr. Gentner and Mr. Mayer, and persons disclosed herein, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares discussed in this Schedule 13D/A.

(e) Not applicable.

8

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

On August 11, 2014, SoDak IV approved the distribution of at least 95% of the Shares of the Issuer held in the name of SoDak IV to each of its members based on each member’s pro rata equity ownership percentage in SoDak IV. SoDak IV members include Roland W. Gentner & Cynthia L. Gentner JTWROS and CGER,LLLP, a South Dakota limited liability partnership, which Mr. Gentner, as its manager, holds voting and dispositive power over its securities. On that same date, SoDak I approved the distribution of at least 95% of the Shares of the Issuer held in the name of SoDak I to each of its members based on each member’s pro rata equity ownership percentage in SoDak I. SoDak I members include Mr. Mayer, Roland W. Gentner & Cynthia L. Gentner JTWROS, R3 Trading, and Seven Investre, LLC, a South Dakota limited liability company, which Mr. Gentner, as manager, and Mr. Mayer, as investment manager, share voting and dispositive power over its securities.

On December 3, 2014, SoDak IV, Mr. Gentner and Mr. Mayer entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. On January 27, 2015, SoDak IV, Mr. Gentner and Mr. Mayer amended and restated the Joint Filing Agreement to include any filings required under Section 16 of the Exchange Act. The Amended and Restated Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On January 27, 2015, SoDak I joined the Joint Filing Agreement, as amended. The Joinder to the Joint Filing Agreement is attached hereto as Exhibit 99.2.

 Item 7. Material to be Filed as Exhibits

24.1	Power of Attorney executed by SoDak Offerings IV, LLC dated December 3, 2014.***

24.2	Power of Attorney executed by Roland W. Gentner dated December 3, 2014.***

24.3	Power of Attorney executed by SoDak Offerings, LLC dated January 27, 2015**

99.1	Amended and Restated Joint Filing Agreement by and among SoDak Offerings IV, LLC, Roland W. Gentner and Robert O. Mayer, dated January 27, 2015 **

99.2	Joinder Agreement to the Joint Filing Agreement by and among SoDak Offerings IV, LLC, Roland W. Gentner and Robert O. Mayer, by SoDak Offerings, LLC, dated January 27, 2015**

** Filed herewith

*** Previously filed as an Exhibit to Schedule 13D filed on December 23, 2014.

9

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 2015	SODAK OFFERINGS IV, LLC

	By:	/s/ Robert O. Mayer
Robert O. Mayer Investment Manager

SODAK OFFERINGS, LLC

By:	/s/ Robert O. Mayer
Robert O. Mayer Investment Manager

ROLAND GENTNER
By:	/s/ Robert O. Mayer
Robert O. Mayer, Attorney-in-Fact*

ROBERT O. MAYER
By:	/s/ Robert O. Mayer
Robert O. Mayer, an Individual

* Power of Attorney previously filed as Exhibit 24.1 to the Schedule 13D filed on December 23, 2014.

10

SCHEDULE A

On June 30, 2014, the Issuer and SoDak IV entered into an agreement in which SoDak IV would provide the Issuer with line of credit services in exchange for 459,130 shares of Common Stock of the Issuer.

On July 10, 2014, GCT approved the distribution of assets owned by GCT, including shares of Issuer’s common stock and warrants to purchase the Issuer’s common stock, to all of its members for no consideration. SoDak I is a member of GCT, and as a result of this distribution of assets, SoDak I acquired an aggregate of 452,169 Shares of the Issuer and a warrant to purchase up to 125,000 Shares which is immediately exercisable.

On July 22, 2014, QSR approved the distribution of assets owned by QSR, including shares of Issuer’s common stock and warrants to purchase the Issuer’s common stock, to all of its members for no consideration. SoDak I is a member of QSR, and as a result of this distribution of assets, SoDak I acquired an aggregate of 950,000 Shares and a warrant to purchase up to 475,000 Shares which is immediately exercisable.